Exhibit 99.3

Holder Account Number Security Class 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Annual and Special Meeting of Shareholders of Progressive Waste Solutions Ltd. to be held on May 13, 2015 014YDA This Form of Proxy is solicited by and on behalf of the Directors of Progressive Waste Solutions Ltd. (the “Corporation”) Fold Fold Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 123 CPUQC01.E.INT/000001/i1234 1-866-732-VOTE (8683) Toll Free CONTROL NUMBER 123456789012345 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specifi ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identifi ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the Notice of Meeting and Management Proxy Circular. Proxies submitted must be received by 10:00 a.m, Eastern Time, on May 11, 2015 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting.

0 5 2 8 3 2 014YEC Fold Fold B S D Q 999999999999 C1234567890 XXX 123 MR SAM SAMPLE X X X X A R 1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above fi nancial report(s) by mail at www.computershare.com/mailinglist. Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY Date Signature(s) 2. Election of Directors of Progressive Waste Solutions Ltd. 01. John T. Dillon For Withhold 04. Jeffrey L. Keefer 02. James J. Forese For Withhold 05. Douglas W. Knight 03. Larry S. Hughes For Withhold 06. Sue Lee 3. Executive Compensation Approval of the advisory resolution on the Corporation’s approach to executive compensation as set out in the Notice of Meeting and Management Proxy Circular. For Against 4. Amendments to By-Law No. 1 Approval of the shareholders’ resolution to confi rm the amendments to By-Law No. 1 of the Corporation, all as further described in the Management Proxy Circular. For Against 5. Share Option Plan Approval of the shareholders’ resolution to approve an increase of the number of shares reserved and authorized for issuance under the Corporation’s Amended and Restated Share Option Plan, all as further described in the Management Proxy Circular. For Against 1. Appointment of Auditors Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation and authorizing the directors to fi x the remuneration of the auditors. For Withhold 07. Daniel R. Milliard 08. Joseph D. Quarin I/We, being Shareholder(s) of Progressive Waste Solutions Ltd. hereby appoint: Joseph Quarin or failing this person, James Forese Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fi t) and all other matters that may properly come before the Annual and Special Meeting of Progressive Waste Solutions Ltd. to be held at the Toronto Region Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Wednesday, May 13, 2015 at 10:00 a.m. and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Progressive Waste Solutions

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

Mr A Sample
Designation (if any)
Add1
Add2
add3
add4
add5
add6

Security Class
123

Holder Account Number
C1234567890 XXX

Intermediary
XXX

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Voting Instruction Form - Annual and Special Meeting of Shareholders of Progressive Waste Solutions Ltd. to be held on May 13, 2015

This VIF is solicited by and on behalf of the Directors of Progressive Waste Solutions Ltd. (the "Corporation")

Notes

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF.
3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.
4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.**
6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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VIFs submitted must be received by 10:00 a.m, Eastern Time, on May 11, 2015 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF.
Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

014YFA

CPUQC01.E.INT/000001/i1234

+ MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We, being Shareholder(s) of Progressive Waste Solutions Ltd. hereby appoint: Joseph Quarin or failing this person, James Forese

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Progressive Waste Solutions Ltd. to be held at the Toronto Region Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Wednesday, May 13, 2015 at 10:00 a.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Auditors Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors.	☐	☐

2. Election of Directors of Progressive Waste Solutions Ltd.

	For	Withhold		For	Withhold		For	Withhold
01. John T. Dillon	☐	☐	02. James J. Forese	☐	☐	03. Larry S. Hughes	☐	☐
04. Jeffrey L. Keefer	☐	☐	05. Douglas W. Knight	☐	☐	06. Sue Lee	☐	☐
07. Daniel R. Milliard	☐	☐	08. Joseph D. Quarin	☐	☐			

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	For	Against
3. Executive Compensation Approval of the advisory resolution on the Corporation's approach to executive compensation as set out in the Notice of Meeting and Management Proxy Circular.	☐	☐
4. Amendments to By-Law No. 1 Approval of the shareholders' resolution to confirm the amendments to By-Law No. 1 of the Corporation, all as further described in the Management Proxy Circular.	☐	☐
5. Share Option Plan Approval of the shareholders' resolution to approve an increase of the number of shares reserved and authorized for issuance under the Corporation's Amended and Restated Share Option Plan, all as further described in the Management Proxy Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

B S D Q 052832 X X X X A R 1 999999999999 +

014YGC